                                                                 [DRAFT 3/27/00]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                                (Name of Issuer)

       COMMON STOCK (INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHT)
                         (Title of Class of Securities)

                                    13329010
                                 (CUSIP Number)

                                  LANCE C. BALK
                                KIRKLAND & ELLIS
                              153 EAST 53RD STREET
                               NEW YORK, NY 10022
                                 (212) 446-4940
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 20, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------
CUSIP NO. 13329010
-------------------------------

--------------------------------------------------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      CITICORP VENTURE CAPITAL LTD.
--------------------------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            (a) [ ]
                                                                                                                  (b)  X
--------------------------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      BK, WC
--------------------------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------------------------------------------------
                    7             SOLE VOTING POWER

  NUMBER OF                       0 (SEE ITEM 5.)
   SHARES          -------------------------------------------------------------------------------------------------------
BENEFICIALLY        8             SHARED VOTING POWER
  OWNED BY
    EACH                          0 (SEE ITEM 5.)
 REPORTING
  PERSON           -------------------------------------------------------------------------------------------------------
   WITH             9             SOLE DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)
                   -------------------------------------------------------------------------------------------------------
                    10            SHARED DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

--------------------------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------------------------------------------------

-------------------------------
CUSIP NO. 13329010
-------------------------------


--------------------------------------------------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      CITIBANK, N.A.
--------------------------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            (a) [ ]
                                                                                                                  (b)  X
--------------------------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      BK, AF
--------------------------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------------------------------------------------
                    7             SOLE VOTING POWER

  NUMBER OF                       0 (SEE ITEM 5.)
   SHARES          -------------------------------------------------------------------------------------------------------
BENEFICIALLY        8             SHARED VOTING POWER
  OWNED BY
    EACH                          0 (SEE ITEM 5.)
 REPORTING
  PERSON           -------------------------------------------------------------------------------------------------------
   WITH             9             SOLE DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)
                   -------------------------------------------------------------------------------------------------------
                    10            SHARED DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

--------------------------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      BK
--------------------------------------------------------------------------------------------------------------------------

-------------------------------
CUSIP NO. 13329010
-------------------------------


--------------------------------------------------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      CITICORP
--------------------------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            (a) [ ]
                                                                                                                  (b)  X
--------------------------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      BK, AF
--------------------------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------------------------------------------------
                    7             SOLE VOTING POWER

  NUMBER OF                       0 (SEE ITEM 5.)
   SHARES          -------------------------------------------------------------------------------------------------------
BENEFICIALLY        8             SHARED VOTING POWER
  OWNED BY
    EACH                          0 (SEE ITEM 5.)
 REPORTING
  PERSON           -------------------------------------------------------------------------------------------------------
   WITH             9             SOLE DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)
                   -------------------------------------------------------------------------------------------------------
                    10            SHARED DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

--------------------------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      HC
--------------------------------------------------------------------------------------------------------------------------



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


-------------------------------
CUSIP NO. 13329010
-------------------------------


--------------------------------------------------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      CITIGROUP INC.
--------------------------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            (a) [ ]
                                                                                                                  (b)  X
--------------------------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      BK, AF
--------------------------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------------------------------------------------
                    7             SOLE VOTING POWER

  NUMBER OF                       0 (SEE ITEM 5.)
   SHARES          -------------------------------------------------------------------------------------------------------
BENEFICIALLY        8             SHARED VOTING POWER
  OWNED BY
    EACH                          0 (SEE ITEM 5.)
 REPORTING
  PERSON           -------------------------------------------------------------------------------------------------------
   WITH             9             SOLE DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)
                   -------------------------------------------------------------------------------------------------------
                    10            SHARED DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

--------------------------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      HC
--------------------------------------------------------------------------------------------------------------------------



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


-------------------------------
CUSIP NO. 13329010
-------------------------------


--------------------------------------------------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      CITIGROUP HOLDINGS COMPANY
--------------------------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            (a) [ ]
                                                                                                                  (b)  X
--------------------------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      BK, AF
--------------------------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------------------------------------------------
                    7             SOLE VOTING POWER

  NUMBER OF                       0 (SEE ITEM 5.)
   SHARES          -------------------------------------------------------------------------------------------------------
BENEFICIALLY        8             SHARED VOTING POWER
  OWNED BY
    EACH                          0 (SEE ITEM 5.)
 REPORTING
  PERSON           -------------------------------------------------------------------------------------------------------
   WITH             9             SOLE DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)
                   -------------------------------------------------------------------------------------------------------
                    10            SHARED DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

--------------------------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% (SEE ITEM 5.)
--------------------------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      HC
--------------------------------------------------------------------------------------------------------------------------



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



This Amendment No. 1 to Schedule 13D (this "Amendment") amends the statement on
Schedule 13D (the "Schedule 13D") with respect to the common stock and the associated preferred stock purchase rights of Cameron Ashley Building Products, Inc., filed on January 28, 2000, by (1) Citicorp Venture Capital, Ltd., (2) Citibank, N.A., (3) Citicorp, and (4) Citigroup Inc. Capitalized terms used and not defined in this Amendment have the meanings given to such terms in the
Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 is amended by appending the following to the end of the disclosure in Item 3:

        CBP Holdings plans to obtain additional funds to consummate the transaction described in Item 4 from a senior preferred equity investment by OC Investor or its affiliate ("OC Investor") pursuant to a commitment letter dated March 13, 2000, and a second letter dated March 13, 2000, in each case from OC Investor to Cameron Ashley (collectively, the "OC Investor Commitment"). The OC Investor Commitment provides that if CBP Holdings increases its offer price for Cameron Ashley above the proposed offering price of Guardian Industries Corp., then OC Investor will provide CBP Holdings with $30 million in unsecured financing in the form of non-voting senior preferred stock of CBP Holdings, subject to satisfaction of the conditions precedent contained in the merger agreement that is described in Item 4 and the execution of a mutually acceptable supply agreement with Cameron Ashley.

        The OC Investor Commitment provides, among other things, (1) that the preferred stock will have a 7.5% cumulative annual dividend, payable in-kind on a semi-annual basis, (2) that the preferred stock will be senior to all other equity securities of CBP Holdings, but junior to the Junior Facility, (3) that the preferred stock will mature in nine years, (4) that CBP Holdings may redeem the preferred stock at any time without penalty, but must redeem the preferred stock upon a change in control of CBP Holdings, (5) that CBP Holdings or OC Investor may require that the preferred stock be exchanged for subordinated notes with the same features, and (6) that the investment by OC Investor will be subject to certain other customary financial and other covenants.

        This description of the OC Investor Commitment is summary in nature, not intended to be a complete description thereof and qualified in its entirety by reference to the full text of the OC Investor Commitment, which is filed as an exhibit hereto and incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION

        Item 4 is amended by appending the following to the end of the Item 4 disclosure:

        On March 20, 2000, by letter to the Special Committee of the Board of Directors of Cameron Ashley (the "Offer Letter"), CBP Holdings offered to increase the purchase price to be paid by CBP Holdings from $15.10 to $18.25 per share. The Offer Letter provides that the offer made therein expires at 5:00 p.m. (eastern time) on Monday, March 27, 2000. CBP Holdings attached a proposed amendment to the Merger Agreement (the "First Amendment to Merger Agreement").

        If the First Amendment to Merger Agreement is executed by Cameron Ashley, the total consideration to be paid by CBP Holdings for Cameron Ashley, including cash to be paid in exchange for outstanding Shares and in exchange for the cancellation of outstanding options and warrants and including the refinancing and assumption of debt of Cameron Ashley and its subsidiaries, will be approximately $348 million. In addition, if Cameron Ashley accepts the First Amendment to Merger Agreement:

        - Upon consummation of the merger, each outstanding stock option to purchase Shares granted under any stock option plan, compensation plan or arrangement of Cameron Ashley or outstanding warrant to purchase Shares will be canceled, and the holder thereof will be paid by Cameron Ashley for each such option or warrant an amount equal to the product of (i) the excess of $18.25, rather than $15.10, over the applicable exercise price per Share and (ii) the number of Shares such holder could have purchased pursuant to such option or warrant immediately prior to the effective time of the merger.



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

        - Upon consummation of the merger, each outstanding share of Common Stock, together with the associated preferred stock purchase rights issued pursuant to that certain Rights Agreement, dated August 19, 1997, as amended, between Cameron Ashley and SunTrust Bank, Atlanta, other than Shares held by CBP Holdings, will be canceled and converted into the right to receive $18.25, rather than $15.10, in cash.

        - The date after which a party to the Merger Agreement may terminate the Merger Agreement would be extended from June 30, 2000, to July 31, 2000, if the Effective Time (as defined in the Merger Agreement) does not occur by then.

        References to, and descriptions of, the First Amendment to Merger Agreement and the Offer Letter as set forth in this Item 4 are qualified in their entirety by reference to the copies of the First Amendment to Merger Agreement and the Offer Letter included as exhibits to this Schedule 13D and incorporated herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Item 6 is amended in its entirety to read as follows:

        The information set forth in Items 2 through 5, inclusive, is hereby incorporated herein by reference. Copies of the Merger Agreement, the First Amendment to Merger Agreement, the Offer Letter, the Investment Letter, the Fleet Commitment Letter, the Whitney Commitment Letter and the OC Investor Commitment are included as exhibits to this Schedule 13D and incorporated herein by reference. To the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between any such persons and any person with respect to any securities of Cameron Ashley.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Item 7 is hereby amended by appending the following to the end of the disclosure in Item 7:

        (f) Commitment Letter dated March 13, 2000, from OC Investor to CBP Holdings, Inc., including Letter dated March 13, 2000, from OC Investor to CBP Holdings, Inc.

        (g) Letter dated March 20, 2000, from CBP Holdings, Inc. to Special Committee of the Board of Directors of Cameron Ashley Building Products, Inc.

        (h) (Proposed) Amendment No. 1 to Agreement and Plan of Merger dated January 17, 2000, among Cameron Ashley Building Products, Inc., CBP Holdings, Inc. and CBP Acquisition Corp.



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

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March __, 2000



                                 CITICORP VENTURE CAPITAL, LTD.


                                 By: /s/ David F. Thomas
                                    ---------------------------------------
                                 Name:   David F. Thomas
                                 Title:  Vice President and Managing Director


                                 CITIBANK, N.A.


                                 By: /s/ Glenn S. Gray
                                    ---------------------------------------
                                 Name:   Glenn S. Gray
                                 Title:  Vice President & Assistant Secretary


                                 CITICORP


                                 By: /s/ Glenn S. Gray
                                    ---------------------------------------
                                 Name:   Glenn S. Gray
                                 Title:  Assistant Secretary


                                 CITIGROUP HOLDINGS COMPANY


                                 By: /s/ Kenneth S. Cohen
                                    ---------------------------------------
                                 Name:   Kenneth S. Cohen
                                 Title:  Assistant Secretary


                                 CITIGROUP INC.


                                 By: /s/ Glenn S. Gray
                                    ---------------------------------------
                                 Name:   Glenn S. Gray
                                 Title:  Assistant Secretary



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